Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199733

 PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated September 15, 2015

Enova International, Inc.

6,521,462 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated September 15, 2015 relating to the offer and sale from time to time of 6,521,462 shares of common stock, $0.00001 par value, of Enova International, Inc., or Enova, by Cash America International, Inc., or Cash America.

This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2016.

The information contained in the report included in this prospectus supplement is dated as of the period of such report. This prospectus supplement should be read in conjunction with the prospectus dated September 15, 2015, as supplemented and amended by prospectus supplement no. 1 dated November 12, 2015, prospectus supplement no. 2 dated January 5, 2016, prospectus supplement no. 3 dated January 19, 2016 and prospectus supplement no. 4 dated March 7, 2016. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 31, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of Earliest Event Reported):

March 30, 2016

ENOVA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-35503	45-3190813
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

175 West Jackson Boulevard

Chicago, Illinois 60604

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (312) 568-4200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On March 30, 2016, Enova International, Inc. (the “Company”) entered into a Director Appointment Agreement (the “Agreement”) with SAF Capital Management LLC and certain of its affiliates (collectively, “SAF”) related to the composition of the Company’s board of directors (the “Board”) and related matters.

Pursuant to the Agreement, the Company agreed to increase the size of the Board from eight directors to nine directors and to appoint Mark P. McGowan, managing partner of SAF (the “New Director”), to the Board.  The Company has also agreed to include the New Director in its slate of nominees for election as director at the Company’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  Pursuant to the terms of the Agreement, Mr. McGowan provided to the Board an irrevocable resignation letter providing for his resignation under certain circumstances.

SAF has agreed to abide by certain standstill provisions until the completion of the Company’s 2017 annual meeting of stockholders.  SAF has also agreed to vote its shares of the Company’s common stock in favor of the Company’s nominees and other proposals at the 2016 Annual Meeting.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.  On March 30, 2016, the Company issued a press release announcing its entry into the Agreement and the appointment of Mr. McGowan to the Board.  A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

ITEM 5.02DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

Pursuant to the Agreement, the size of the Board was increased to nine members and, upon the recommendation of the Nominating and Governance Committee, Mark P. McGowan was appointed as a director of the Company, effective March 30, 2016.  In exchange for his services as a director, Mr. McGowan will be entitled to receive compensation consistent with the Company’s director compensation policy.

Mr. McGowan has been the managing member of SAF since 2006.  Prior to forming SAF, Mr. McGowan was the Co-founder and Managing Partner of MPG Capital Management, LLC, an equity market research firm which derived and licensed statistically validated algorithmic trading models and investment strategies for wealthy individuals and institutional investors.  Mr. McGowan previously worked within the Consumer and Market Knowledge function of Proctor & Gamble.  Mr. McGowan served as Chairman of the Board of Directors of CombiMatrix Corporation, a public company, from 2010 to March 2013, and on the Board of Directors of Premier Exhibitions, Inc., also a public company, from September 2011 to October 2012.  Mr. McGowan received his Bachelor of Science in Microbiology from Michigan State University.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)Exhibits

Exhibit No.	Description
10.1	Director Appointment Agreement, dated as of March 30, 2016, by and among Enova International, Inc. and SAF
99.1	Enova International, Inc. press release dated March 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENOVA INTERNATIONAL, INC.

Date: March 31, 2016	By:	/s/ Lisa M. Young
Lisa M. Young
Vice President—General Counsel &
Secretary

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Appointment Agreement, dated as of March 30, 2016, by and among Enova International, Inc. and SAF
99.1	Enova International, Inc. press release dated March 30, 2016

EXHIBIT 10.1

DIRECTOR APPOINTMENT AGREEMENT

This Director Appointment Agreement, dated as of March 30, 2016 (this “Agreement”), is by and among Enova International, Inc. (the “Company”) and the entities and natural Persons set forth on Schedule A hereto (together with their Affiliates and Associates, “SAF”).

WHEREAS, SAF is a long-term stockholder of the Company and the Company and SAF have engaged in various discussions and communications concerning the Company’s long-term business plans; and

WHEREAS, the Company and SAF have determined to come to an agreement with respect to the appointment of Mark P. McGowan (the “New Director”) to the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Board Representation.

As promptly as reasonably practicable (and in no event later than ten (10) business days) following the execution and delivery of this Agreement, the Company will increase the size of the Board by one director and appoint the New Director as a director of the Company.  The appointment of the New Director will be subject to the completion by the New Director of customary director onboarding documentation (including completion of a background check).  Prior to the appointment of the New Director to the Board (such date being the “Appointment Date”), the New Director shall deliver to the Company an irrevocable resignation letter pursuant to which the New Director’s resignation shall become effective upon the circumstances set forth therein (the “Resignation Letter”).

The Company’s slate of nominees for election as directors of the Company at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) will include the New Director.  The Company will recommend that the Company’s stockholders vote in favor of the election of the New Director at the 2016 Annual Meeting and will in good faith support and exercise efforts in favor of the New Director for election in substantially the same manner as for the Company’s other nominees.

At all times while serving as a member of the Board (and as a condition to such service), the New Director shall comply with all policies, codes and guidelines applicable to Board members.

Standstill Provisions.  During the period commencing with the execution and delivery of this Agreement and ending on the later of (x) the completion of the Company’s 2017 annual meeting of stockholders and (y) the date that is nine months after the Appointment Date (the “Standstill Period”), SAF shall not, directly or indirectly, in any manner (whether alone or in concert with others), take any of the following actions (unless specifically requested to do so in writing in advance by the Board):

engage in any short sale of any Voting Securities (or any transaction which is similar or has a similar effect);

solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in or assist, advise, knowingly encourage or knowingly influence any Third Party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Voting Securities (other than such assistance, advice, encouragement or influence that is consistent with the Board’s recommendation in connection with such matter);

consent to being named as a nominee for election as a director of the Company in a proxy statement filed by any Person other than the Company or to serving as a director if elected pursuant to a nomination by any Person other than the Company;

effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist, facilitate or encourage any other Person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities;

(i) call or seek the Company or any other Person to call any meeting of stockholders, including by written consent, (ii) seek representation on, or nominate any candidate to, the Board (except as expressly provided by this Agreement), (iii) seek or obtain representation on the board of directors of any competitor of the Company, (iv) seek the removal of any member of the Board or (v) make any proposal (including pursuant to Rule 14a‑8 under the Exchange Act or otherwise) at any annual or special meeting of the Company’s stockholders;

make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, governing documents, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (for the avoidance of doubt, excluding any group composed solely of SAF and its Affiliates);

make any request for stockholder list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law;

institute, solicit or join, as a party, any litigation, arbitration or other proceeding (including any derivative action) against the Company or any of its future, current or former directors or officers or employees (provided, that nothing herein shall prevent SAF from bringing litigation to enforce the provisions of this Agreement);

enter into any discussions, negotiations, agreements, or understandings with any Third Party with respect to any of the foregoing, or assist, advise, knowingly encourage or knowingly influence any Third Party to take any action or make any public statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

contest the validity of, or publicly request any waiver of, the obligations set forth in this Section 2.

Voting Commitment.  SAF agrees that it will (a) continue to have the right to vote all of the Voting Securities Beneficially Owned by SAF as of the date hereof through the 2016 Annual Meeting and (b) cause all Voting Securities Beneficially Owned by SAF as of the record date for the 2016 Annual Meeting to be present for quorum purposes and voted at such meetings (i) in favor of the Company’s nominees, (ii) against the election of any directors that have not been nominated by the Company and (iii) in accordance with the Board’s recommendation with respect to any other proposal.

Non-Disparagement. During the Standstill Period, SAF and the Company agree not to (and will cause any Persons acting on their behalf not to) make, or cause to be made (whether directly or indirectly), any statement to any Third Party (including any investor or analyst or other Person who, to the knowledge of the disclosing party, has a material commercial or regulatory relationship with the Company) or any announcement (including in any document filed with or furnished to the SEC or through the media) which constitutes an ad hominem attack on, or otherwise disparages, the other party, its business, operations or financial performance,  any actions taken or not taken by it prior to the execution and delivery of this Agreement or during the Standstill Period, or any of its past, present or future directors, officers, employees, advisors or other representatives.  Without limiting the foregoing, during the Standstill Period, the New Director shall not publicly comment on any resignation, refusal to stand for re-election or removal or any decision of the Board or any committee thereof regarding the nomination of the New Director for election at any meeting of the Company’s stockholders occurring after the 2016 Annual Meeting.  Should the Company be required to make any disclosure under Item 5.02(a) of Form 8-K in connection with the Resignation Letter, the New Director hereby irrevocably elects not to exercise any opportunity to furnish the Company with a letter of the type contemplated by Item 5.02(a)(3)(ii) of Form 8-K.

Public Announcements.  The Company shall announce this Agreement by means of a press release in the form attached hereto as Exhibit A (the “Press Release”).  Neither the Company nor SAF shall make or cause to be made any public announcement or statement with respect to the subject of this Agreement that is contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party.  SAF acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC.  The Company acknowledges and agrees that SAF may file this Agreement and the Press Release with the SEC as exhibits to a Schedule 13D and other filings with the SEC, in each case to the extent required by applicable law.

Confidentiality.  The New Director shall be required to keep confidential all non-public information provided to or obtained by the New Director by reason of his position as a director of the Company in accordance with fiduciary duties, applicable law and all applicable board policies, codes and guidelines.

Securities Laws.  SAF acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that United States securities laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may trade securities on the basis of such information.  SAF agrees that neither it nor its investment professionals will use or communicate any material non-public information regarding the Company in violation of such laws.  SAF shall abide by the same restrictions on trading in the Company’s securities (including with respect to trading windows and pre-clearance of transactions) that are applicable to the New Director.  SAF maintains effective policies and procedures (including information walls) designed to prevent unauthorized disclosure and use of material, non-public information.

Representations and Warranties of All Parties.  Each of the parties represents and warrants to the other party that:  (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles), and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such Person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

Certain Defined Terms.  For purposes of this Agreement:

The terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act.

“Beneficial Ownership” means ownership of Voting Securities in a manner which provides such owner with the right to vote or cause to be voted such Voting Securities.

“Common Stock” means common stock of the Company, par value $0.00001 per share.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“Third Party” shall mean any Person other than the Company, SAF and their respective Affiliates and representatives.

“Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors.

Governing Law; Jurisdiction.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below during normal business hours and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

1.Enova International, Inc.
175 W Jackson Blvd.
Chicago, IL 60604
Attention:Lisa Young
Email:lyoung@enova.com

with a copy (which shall not constitute notice) to:

2.Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:Daniel E. Wolf
Michael P. Brueck
Email:daniel.wolf@kirkland.com
michael.brueck@kirkland.com

if to SAF:

3.SAF Capital Management LLC
321 N. Clark Street
5th Floor
Chicago, IL 60654
Attention:  Mark McGowan
Email: MarkMcGowan@SAFcapital.com

with a copy (which shall not constitute notice) to:

4.Thompson Hine
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
Attention:Derek Bork
Email: Derek.Bork@ThompsonHine.com

Severability.  If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

Counterparts.  This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

Successors and Assigns.  This Agreement shall not be assignable by any of the parties to this Agreement.  This Agreement, however, shall be binding on successors of the parties hereto.

No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

Amendments.  This Agreement may only be amended pursuant to a written agreement executed by SAF and the Company.

Interpretation and Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ENOVA INTERNATIONAL, INC.

By:/s/ David Fisher	Name:David Fisher Title:Chief Executive Officer

SAF CAPITAL MANAGEMENT LLC

By:/s/Mark P. McGowan	Name: Mark P. McGowan Title: Managing Member

SAF CAPITAL FUND LLC

By: SAF CAPITAL MANAGEMENT LLC,

its Managing Member

By:/s/Mark P. McGowan	Name: Mark P. McGowan Title: Managing Member

MARK P. MCGOWAN

/s/ Mark P. McGowan

[Signature Page to Director Appointment Agreement]

SCHEDULE A

SAF Capital Management LLC
SAF Capital Fund LLC
Mark P. McGowan

EXHIBIT A

Press Release

Exhibit 99.1

Enova Appoints New Independent Director to Board

CHICAGO – March 30, 2016 – Enova International (NYSE: ENVA), a technology and analytics driven online lender, today announced the appointment of Mark P. McGowan, managing partner of SAF Capital Management LLC (“SAF”), to its Board of Directors, effective immediately.  The Board has been expanded from eight to nine members.  Mr. McGowan’s appointment follows Enova’s previous announcement of its plans to add a new independent director to the Board in consultation with the Company’s stockholders.

“We are pleased to welcome Mark McGowan as part our previously announced plan to expand our Board,” said David A. Fisher, Chairman and CEO of Enova.  “Mark has a deep understanding of our business and we welcome his insights as we successfully execute on our strategy to provide innovative products and diversify our business to drive long-term growth and stockholder value.”

Mr. McGowan said, “I am pleased to join the Enova Board. Enova is a terrific company and I look forward to working collaboratively with my fellow Board members and the management team to help take advantage of this tremendous opportunity to continue growing stockholder value.”

In connection with the appointment, Enova and SAF have entered into an agreement whereby SAF has agreed to customary standstill and voting commitments.  The full agreement between Enova and SAF will be filed with the Securities and Exchange Commission.

Mark P. McGowan Biography

Mark P. McGowan has been the managing member of SAF Capital Management, LLC since 2006.  Prior to forming SAF, Mr. McGowan was the Co-founder and Managing Partner of MPG Capital Management, LLC, an equity market research firm which derived and licensed statistically validated algorithmic trading models and investment strategies for wealthy individuals and institutional investors.  Mr. McGowan previously worked within the Consumer and Market Knowledge function of Proctor & Gamble.  Mr. McGowan served as Chairman of the Board of Directors of CombiMatrix Corporation, a public company, from 2010 to March 2013, and on the Board of Directors of Premier Exhibitions, Inc., also a public company, from September 2011 to October 2012.  Mr. McGowan received his Bachelor of Science in Microbiology from Michigan State University.

SOURCE Enova International, Inc.

For further information:

Public Relations Contact:

Caroline Vasquez

Email: media@enova.com

Investor Relations Contact:

Monica Gould

Email: IR@enova.com

About Enova

Enova is a leading provider of online financial services to the large and growing number of customers who use alternative financial services because of their limited access to more traditional credit. Enova offers or arranges loans for consumers and/or financing for small businesses in all 50 states and Washington D.C. in the United States and in four foreign countries:

•	in the United States at https://www.cashnetusa.com, https://www.netcredit.com, https://www.headwaycapital.com and http://www.businessbacker.com,
•	in the United Kingdom at https://www.quickquid.co.uk, https://www.poundstopocket.co.uk and https://www.onstride.co.uk,
•	in Australia at https://www.dollarsdirect.com.au,
•	in Canada at https://www.dollarsdirect.ca, and
•	in Brazil at https://www.simplic.com.br

Enova, through its trusted brands, uses its proprietary technology, analytics, and customer service capabilities to quickly evaluate, underwrite, and fund loans or provide financing to customers when and how they want it. Headquartered in Chicago, Enova has more than 1,100 employees serving its online customers across the globe.

Cautionary Statement Concerning Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of Enova’s senior management with respect to the business, financial condition and prospects of Enova as of the date of this communication and are not guarantees of future performance. The actual results of Enova could differ materially from those indicated by such forward-looking statements because of various risks and uncertainties applicable to Enova’s business, including, without limitation, those risks and uncertainties indicated in Enova’s filings with the Securities and Exchange Commission (“SEC”), including our annual report on Form 10-K, quarterly reports on Forms 10-Q and current reports on Forms 8-K. These risks and uncertainties are beyond the ability of Enova to control, and, in many cases, Enova cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this communication, the words “believes,” “estimates,” “plans,” “expects,” “anticipates” and similar expressions or variations as they relate to Enova or its management are intended to identify forward-looking statements. Enova cautions you not to put undue reliance on these statements. Enova disclaims any intention or obligation to update or revise any forward-looking statements after the date of this communication.